Annual and Extraordinary General Meeting of Safe-T Group LTD.

Date: September 26, 2019

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To re-appoint PwC Israel, Certified Public Accountants, as the independent auditor of the Company for the year ending December 31, 2019, and until the next annual general meeting of the Company's shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.	☐	☐	☐
2. To adopt the following resolutions:			
2.1. To re-appoint Mr. Chen Katz as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders, or, if Proposal No. 3 is approved, until his term expires in accordance with his class.	☐	☐	☐
2.2. To re-appoint Mr. Amir Mizhar as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders, or, if Proposal No. 3 is approved, until his term expires in accordance with his class.	☐	☐	☐
2.3. To re-appoint Mr. Shachar Daniel as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders, or, if Proposal No. 3 is approved, until his term expires in accordance with his class.	☐	☐	☐
2.4. To re-appoint Mr. Eylon Geda as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders, or, if Proposal No. 3 is approved, until his term expires in accordance with his class.	☐	☐	☐
2.5. To re-appoint Mr. Lior Vider as member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders, or, if Proposal No. 3 is approved, until his term expires in accordance with his class.	☐	☐	☐
2.6. To re-appoint Ms. Noa Matzliach as member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders, or, if Proposal No. 3 is approved, until her term expires in accordance with her class.	☐	☐	☐
3. To adopt the amended and restated articles of association, in the form attached as Exhibit A to the Proxy Statement.	☐	☐	☐
3a. In the event Proposal No. 3 for adoption of the amended and restated articles of association is not approved, to amend the Company's current articles of association such that the maximum amount of indemnification payable by the Company to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of 25% of the Company's Equity and $5,000,000, as set forth in Proposal No. 3a of the Proxy Statement.	☐	☐	☐
4. To approve a reverse share split of the Company's Ordinary Shares by a ratio of up to 20:1, to be effective at the ratio and on a date to be determined by the Board of Directors, and to amend our Amended Articles to effect such Reverse Split, or, in the event the Proposal No. 3 for adoption of the Amended Articles is not approved, to amend the Current Articles accordingly, as set forth in the Proposal No. 4 of the Proxy Statement.	☐	☐	☐
5. To amend the Company's Compensation Policy, as detailed in Proposal No. 5 of the Proxy Statement.	☐	☐	☐

	Yes	No
5a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the amendment of the Compensation Policy, as set forth in the Proxy Statement?*	☐	☐

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.

	For	Against	Abstain
6. Subject to approval of the Proposals No. 3 or 3a and 5 above, to approve the Amended Indemnity Letter, in the form attached as Exhibit B to the Proxy Statement, and to grant the Amended Indemnity Letter to the Company's directors and office holders currently in the office, as well as those who will serve with the Company from time to time.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______________________ Please Date Above ______________________

Please Sign Here ______________________ Please Date Above ______________________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Extraordinary General Meeting of Safe-T Group LTD. to be held on September 26, 2019 For Holders as of August 26, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

For additional information, please visit:
https://www.safe-t.com/investors-relations/#generalmeetings

All votes must be received by 12:00 p.m. EST, on September 23, 2019.

PROXY TABULATOR FOR
SAFE-T GROUP LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Safe-T Group LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on September 23, 2019)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Safe-T Group LTD.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **August 26, 2019** at the **Annual and Extraordinary General Meeting** of the Shareholders of **Safe-T Group LTD.** to be held on **September 26, 2019** at 3:30 p.m. (Israel time), at the Company's offices at 8 Abba Eban Blvd., Herzeliya, Israel or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item.**

PROXY TABULATOR FOR
SAFE-T GROUP LTD.
P.O. BOX 8016
CARY, NC 27512-9903